Exhibit 99.1

ADDITIONAL SUPPLEMENTAL MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This discussion is a supplement to, and is intended to be read together with, the discussions under the heading “Material Federal Income Tax Considerations” in Agree Realty Corporation’s (the “Company”) base prospectus (the “Prospectus”) included in the Company’s Registration Statement on Form S-3 filed on January 9, 2015, as amended on March 5, 2015 and supersedes such discussions to the extent inconsistent with such discussions.

We urge you to consult your tax advisor regarding the specific tax consequences to you of ownership of our securities and of our election to be taxed as a REIT. Specifically, you are urged to consult your tax advisor regarding the federal, state, local, foreign, and other tax consequences to you regarding the purchase, ownership and sale of our securities. You are also urged to consult with your tax advisor regarding the impact of potential changes in the applicable tax laws.

The following discussion supersedes, in its entirety, the discussions under the heading “United States Federal Income Tax Considerations - Other Tax Considerations - Additional U.S. Federal Income Tax Withholding Rules-Reporting and Withholding on Foreign Financial Accounts” in the Prospectus.

Reporting and Withholding on Foreign Financial Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Currently, certain foreign financial institutions and non-financial foreign entities are subject to a 30% U.S. federal withholding tax on dividends on our shares of capital stock unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government (or alternative procedures apply pursuant to an applicable intergovernmental agreement between the U.S. and the relevant foreign government) to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. In addition, if such disclosure requirements are not satisfied, withholding at a 30% rate on gross proceeds from the sale or other disposition of our shares of capital stock by such foreign financial institutions and non-financial foreign entities will generally begin after December 31, 2018. Under certain circumstances, a non-U.S. shareholder might be eligible for refunds or credits of such taxes. Prospective investors should consult their tax advisors regarding the possible implications of these withholding provisions on the acquisition, ownership, and disposition of our shares of capital stock. We will not pay any additional amounts in respect of any amounts withheld.

The following discussion is added to the discussions under the heading “United States Federal Income Tax Considerations - Tax Aspects of Investment in the Operating Partnership” in the Prospectus.

Partnership Audit Rules

Pursuant to the Bipartisan Budget Act of 2015, for tax years beginning after December 31, 2017, if the IRS makes audit adjustments to the income tax returns of the Operating Partnership, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from the Operating Partnership. The Operating Partnership may elect to have its partners take such audit adjustment into account in accordance with their interests in the Operating Partnership during the tax year under audit, but there can be no assurance that such election will be effective in all circumstances. If, as a result of any such audit adjustment, the Operating Partnership is required to make payments of taxes, penalties and interest, the cash available for distribution to its partners might be substantially reduced. These rules are not applicable for tax years beginning on or prior to December 31, 2017.

The following discussion is added to the discussions under the heading “United States Federal Income Tax Considerations – Other Tax Considerations” in the Prospectus.

Recent Legislation Modifying Several of the Rules Applicable to REITs

On December 18, 2015, President Obama signed into law the Consolidated Appropriations Act, 2016, an omnibus spending bill, with a division referred to as the Protecting Americans From Tax Hikes Act of 2015 (the “PATH Act”), which includes a number of important provisions affecting taxation of REITs and REIT shareholders. The rules in the PATH Act were enacted with different effective dates, some of which are retroactive. Investors are urged to consult their tax advisors regarding the implications of the PATH Act.

Reduction in Built-in Gains Period. For taxable years beginning in 2015 and later, the “built-in gains” period (i.e., the period during which gains from the sale or disposition of property acquired by a REIT from a “C corporation” in a tax-free merger or other carryover basis transaction is subject to C corporation tax) is reduced from 10 years to 5 years.

Reduction in Permissible Holdings of the Securities of Taxable REIT Subsidiaries. For taxable years beginning after 2017, the percentage of a REIT’s total assets that may be represented by securities of one or more taxable REIT subsidiaries is reduced from 25% to 20%.

Prohibited Transaction Safe Harbors. REITs are subject to a 100% tax on net income from “prohibited transactions,” i.e., sales of dealer property (other than “foreclosure property”). These rules also contain safe harbors under which certain sales of real estate assets will not be treated as prohibited transactions. Included among the requirements for the pre-PATH Act safe harbors is that (I) the REIT does not make more than seven sales of property (subject to specified exceptions) during the taxable year at issue, (II) the aggregate adjusted bases (as determined for purposes of computing earnings and profits) of property (other than excepted property) sold during the taxable year does not exceed 10% of the aggregate bases in the REIT’s assets as of the beginning of the taxable year, or (III) the fair market value of property (other than excepted property) sold during the taxable year does not exceed 10% of the fair market value of the REIT’s total assets as of the beginning of the taxable year. If a REIT relies on clause (II) or (III), substantially all of the marketing and certain development expenditures with respect to the properties sold must be made through an independent contractor. A number of changes were made to the safe harbors:

•	For taxable years beginning after December 18, 2015, clauses (II) and (III) are liberalized to permit the REIT to sell properties with an aggregate adjusted basis (or fair market value) of up to 20% of the aggregate bases in (or fair market value of) the REIT’s assets as long as the 10% standard is satisfied on average over the three-year period comprised of the taxable year at issue and the two immediately preceding taxable years.

•	For taxable years beginning after 2015, for REITs that rely on clauses (II) or (III), a taxable REIT subsidiary may make the marketing and development expenditures that previously had to be made by independent contractors.

TRS Operation of Foreclosure Property. For taxable years beginning after 2015, a taxable REIT subsidiary may operate property on which the REIT has made a foreclosure property election without loss of foreclosure property status.

Amendments to Preferential Dividend Rules. For distributions in taxable years beginning after 2014, the preferential dividend rules do not apply to “publicly offered REITs”. A “publicly offered REIT” means a REIT that is required to file annual and periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. We are a publicly offered REIT.

Limitations on Designation of Dividends by REITs. The aggregate amount of dividends that we may designate as qualified dividend income or as capital gain dividends with respect to any taxable year beginning after 2015 cannot exceed the dividends actually paid by us during such year. In addition, the Secretary of the Treasury is authorized to prescribe regulations or other guidance requiring proportionality of the designation of particular types of dividends.

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Debt Instruments of Publicly Offered REITs and Mortgages Treated as Real Estate Assets. Debt instruments issued by publicly offered REITs will be treated as real estate assets for purposes of the 75% asset test. Income from such debt instruments is qualifying income for purposes of the 95% gross income test, but is not qualifying income for purposes of the 75% gross income test unless they would otherwise be treated as real estate assets. Under a new asset test, not more than 25% of the value of our assets can consist of debt instruments of publicly offered REITs unless they would otherwise be treated as real estate assets. These provisions are effective for taxable years beginning after 2015.

Asset and Income Test Clarification Regarding Ancillary Personal Property. Under the prior law, rent attributable to personal property which was leased under, or in connection with, a lease of real property, was treated as rents from real property for purposes of the 95% and 75% gross income tests if the rent attributable to the personal property for the taxable year did not exceed 15% of the total rent for the year for such real and personal property. The PATH Act provides that, for taxable years beginning after 2015, personal property leased in connection with a lease of real property will be treated as a real estate asset for purposes of the 75% asset test to the extent that rent attributable to such personal property meets the 15% test described above. In addition, for taxable years beginning after 2015, debt secured by a mortgage on both real and personal property will qualify as a real estate asset for purposes of the 75% asset test, and interest on such debt will be qualifying income for purposes of both the 95% and 75% gross income tests, if the fair market value of the personal property does not exceed 15% of the total fair market value of all property securing the debt.

Hedging Provisions. Income from hedging transactions that hedge certain REIT liabilities and currency risks is disregarded in applying the gross income tests. For taxable years beginning after 2015, certain income from hedging transactions entered into to hedge existing hedging positions after any portion of the hedged indebtedness or property is disposed of will also be disregarded for purposes of the 95% and 75% gross income tests.

Modification of REIT Earnings and Profits Calculation. The PATH Act modified the special earnings and profits rules in the Internal Revenue Code of 1986, as amended (the “Code”) to ensure that stockholders, for taxable years after 2015, will not be treated as receiving taxable dividends from a REIT that exceed the earnings and profits of the REIT.

Treatment of Certain Services Provided by Taxable REIT Subsidiaries. For taxable years beginning after 2015, a 100% excise tax is imposed on “redetermined TRS service income,” which is income of a taxable REIT subsidiary attributable to services provided to, or on behalf of, its associated REIT and which would otherwise be increased on distribution, apportionment, or allocation under the Code (i.e., as a result of a determination that the income was not arm’s length).

Exceptions from FIRPTA for Certain REIT Stock Gains and Distributions. On or after December 18, 2015, the disposition of stock of a publicly traded REIT is not treated, under the Foreign Investment in Real Property Tax Act (“FIRPTA”), as a United States real property interest in the hands of a person who has not held more than 10% (increased from 5% under prior law) of the stock of such REIT during the applicable testing period. Similarly, on or after December 18, 2015, a distribution by a publicly traded REIT is not treated, under FIRPTA, as gain from the disposition of a United States real property interest for a person who has not held more than 10% (increased from 5% under prior law) of the stock of such REIT during the applicable testing period.

FIRPTA Exception for Qualified Shareholders of REITs. Stock of a REIT held (directly or through one or more partnerships) by a “qualified shareholder” will not be a United States real property interest, and capital gain dividends from such a REIT will not be treated as gain from the sale of a United States real property interest, unless a person (other than a qualified shareholder) that holds an interest (other than an interest solely as a creditor) in such qualified shareholder owns, taking into account applicable constructive ownership rules, more than 10% of the stock of the REIT (an “applicable investor”). If the qualified shareholder has such an applicable investor, gains and REIT distributions allocable to the portion of REIT stock held by the qualified shareholder indirectly owned through the qualified shareholder by the applicable investor will be treated as gains from the sale of United States real property interests. For these purposes, a “qualified shareholder” is a foreign person which is in a treaty jurisdiction and satisfies certain publicly traded requirements, is a “qualified collective investment vehicle,” and maintains records on the identity of certain 5% owners. A “qualified collective investment vehicle” is a foreign person that is eligible for a reduced withholding rate with respect to ordinary REIT dividends even if such person holds more than 10% of the REIT’s stock, a publicly traded partnership that is a withholding foreign partnership that would be a United States real property holding corporation if it were a United States corporation, or is designated as a qualified collective investment vehicle by the Secretary of the Treasury and is either fiscally transparent within the meaning of the Code or required to include dividends in its gross income but entitled to a deduction for distributions to its investors. Finally, capital gain dividends and non-dividend redemption and liquidating distributions to a qualified shareholder that are not allocable to an applicable investor will be treated as ordinary dividends. These changes apply to dispositions and distributions on or after December 18, 2015.

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Determination of Domestically-Controlled REIT Status. Gain from sale of the stock of a “domestically-controlled REIT” is not taxable under FIRPTA. A REIT is a “domestically-controlled REIT” if throughout the applicable testing period less than 50% of its stock was held directly or indirectly by non-U.S. persons. There has been uncertainty regarding how domestically controlled status is determined, particularly what indirect ownership is taken into account. Effective December 18, 2015, the following new rules are intended to simplify such determination:

•	In the case of a publicly traded REIT, a person holding less than 5% of a publicly traded class of stock at all times during the testing period is treated as a U.S. person unless the REIT has actual knowledge that such person is not a U.S. person. We are a publicly traded REIT.

•	In the case of REIT stock held by a publicly traded REIT or certain publicly traded or open-ended registered investment companies, the REIT or registered investment company will be treated as a U.S. person if the REIT or registered investment company is domestically controlled and will be treated as a non-U.S. person otherwise.

•	In the case of REIT stock held by a REIT or registered investment company not described in the previous rule, the REIT or registered investment company is treated as a U.S. person or a non-U.S. person on a look-through basis.

FIRPTA Exception for Interests Held by Foreign Retirement or Pension Funds. “Qualified foreign pension funds” and entities that are wholly owned by a qualified foreign pension fund are exempted from FIRPTA and FIRPTA withholding. For these purposes, a “qualified foreign pension fund” is any trust, corporation, or other organization or arrangement if (i) it was created or organized under foreign law, (ii) it was established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) it does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) it is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) under the laws of the country in which it is established or operates, either contributions to such fund which would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such fund or taxed at a reduced rate, or taxation of any investment income of such fund is deferred or such income is taxed at a reduced rate. This provision is effective for dispositions and distributions occurring after December 18, 2015.

Increase in Rate of FIRPTA Withholding. For sales of United States real property interests occurring after February 16, 2016, the FIRPTA withholding rate for dispositions of United States real property interests and certain distributions increases from 10% to 15%.

No “Cleansed” REITs. The so-called FIRPTA “cleansing rule” (which applies to corporations that no longer have any United States real property interests and have recognized all gain on their United States real property interests) will not apply to a REIT or a registered investment company or a corporation if the corporation or any predecessor was a REIT or a registered investment company during the applicable testing period. This provision applies to dispositions on or after December 18, 2015.

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